Exhibit 99.4

Management Discussion and Analysis of Financial Condition and Results of Operations
for the Quarterly Periods ended March 31, 2021 and 2020

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided as a supplement to, and should be read in conjunction with, the unaudited Combined Financial Statements and Notes thereto for the three months ended March 31, 2021 and 2020, which are included in this report.

Overview

RideNow Group and Affiliates, a non-legal entity, (“RideNow” or “The Group” or the “Company”) is a collection of franchised dealerships operating in the powersports industry. The Group is engaged in the sale of new and used motorcycles, all-terrain vehicles, personal watercraft, other powersports vehicles, and related products and services, including repair and maintenance services, parts and accessories, riding gear, and apparel. As of March 31, 2021, RideNow owned and operated more than 43 retail dealerships in the United States, predominately in the Sunbelt region. The core brands sold by RideNow are Harley-Davidson, Honda, Yamaha, Kawasaki, Suzuki, Bombardier, Polaris, BMW, Ducati and Triumph, which are sold through franchise dealer agreements.

On March 31, 2021, and December 31, 2020 RideNow had two operating segments: (1) Harley-Davidson motor sports dealerships and (2) Metric motor sports dealerships (representing all Non-Harley-Davidson motor sports dealerships). RideNow’s Harley-Davidson dealership segment is comprised of retail franchises that sell new and used motorcycles and related accessories, riding gear and apparel, replacement parts, equipment repair and maintenance services, and also arrange for the delivery of finance and insurance products through third party providers. RideNow’s Metric dealerships segment is comprised of retail franchises that sell new and used motorcycles (non-Harley-Davidson) and other motor sports equipment, including all-terrain vehicles, utility terrain vehicles, boats, personal watercraft, snowmobiles and scooters from manufacturers such as Honda, Yamaha, Kawasaki, Suzuki, Bombardier, Polaris, BMW, Ducati and Triumph. Additionally, dealerships in RideNow’s Metric segment sell related products and services, including repair and maintenance services and also arrange for the delivery of finance and insurance products through third party providers. RideNow has determined that the operating segments also represent the reportable segments. The reportable segments identified above are the business activities of RideNow for which discrete financial information is available and for which operating results are regularly reviewed by the chief operating decision maker to assess operating performance and allocate resources. RideNow’s chief operating decision maker is comprised of its two owners, who are also RideNow’s (1) Chairman of the Board and (2) Chief Executive Officer.

For the three months ended March 31, 2021, new vehicle sales accounted for 58.4% of the Company’s revenue and 37.4% of total gross profit compared to 50.5% and 23.6% of the Company’s revenue and gross profit, respectively in 2020. Used vehicle sales accounted for 15.9% of the Company’s revenue and 9.7% of total gross profit for the three months ended March 31, 2021, compared to 21.4% and 10.0%, of the Company’s revenue and gross profit, respectively, in 2020. Service, parts and others accounted for 17.8% of the Company’s revenue and 26.9% of total gross profit for the three months ended March 31, 2021, compared to 20.2% and 36.5%, respectively in 2020. Finance and insurance, accounted for 7.9% of the Company’s revenue and 26.0% of total gross profit compared to 7.9%% and 29.9%, respectively in 2020.

Acquisition by RumbleOn

On March 12, 2021, RumbleOn, Inc. announced a definitive agreement to combine with the RideNow Group to create the only omnichannel customer experience in powersports and the largest publicly traded powersports dealership platform (the “RideNow Transactions”). Under the terms of the definitive agreement, RumbleOn will combine with up to 46 entities operating under the RideNow brand for a total consideration of up to $575.4 million, consisting of $400.4 million of cash and approximately 5.8 million shares of RumbleOn Class B Common Stock. RumbleOn will finance the cash consideration through a combination of up to $280.0 million of debt and the remainder through the issuance of new equity. RumbleOn has entered into a commitment letter with Oaktree Capital Management, L.P. (“Oaktree”) to provide for the debt financing, subject to certain conditions (the “Oaktree Financing”). The number of shares to be issued to RideNow is subject to increase as described in the definitive agreement. The RideNow Transaction is subject to successful completion of the debt and equity financing, RumbleOn stockholder approval, manufacturer approval, other federal and state regulatory approvals, and other customary closing conditions as described in the definitive agreement. We expect to close the RideNow Transaction during the third quarter of 2021.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. The rapid spread of COVID-19 resulted in governmental authorities implementing numerous measures to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, shutdowns and vaccines. We initially took aggressive action in response to the Pandemic, furloughing nearly 45% of our workforce. However, we quickly rebounded as we found the Pandemic was actually creating great demand as people, weary of staying at home found riding an off-road vehicle in the wide-open, socially distant spaces of tracks and trails to be appealing. While the manufacturers curtailed or shut down operations for a time, and our supply of new vehicles declined, our off-road vehicle demand increased significantly. For the quarter ended June 30, 2020, our vehicles sold, revenue and gross profit were up 57.1%, 49.8% and 58.1%, respectively compared to the quarter ending March 31, 2020. This trend continued throughout the remainder of 2020, and we believe demonstrates that we have been successful in navigating the impact of COVID-19 on our business to date and that our business model makes us well-positioned to meet expected customer demand during the current COVID-19 pandemic. We will continue to evaluate the nature and extent of the impact to our business and our results of operations and financial condition as circumstances evolve surrounding the COVID-19 pandemic.

Results of Operations

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to Note 1 — Summary of Significant Accounting Policies of the unaudited Combined Financial Statements included in this report, for more detailed information regarding our critical accounting policies.

Revenue Recognition

Revenue consists of the sales of new and used recreational vehicles, commissions from related finance and insurance products, sales of parts and services, and sale of other products. RideNow adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU, collectively referred to as Accounting Standards Codification (ASC) Topic 606, which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope. RideNow’s goods and services that fall within the scope of Topic 606 are recognized as revenue when promised goods or services are transferred to customers in amounts that reflect the consideration to which RideNow expects to be entitled in exchange for those goods or services.

RideNow adopted the accounting standard effective January 1, 2018, using the modified retrospective approach applied only to contracts not completed as of the date of adoption, with no restatement of comparative periods recorded an increase to retained earnings of approximately $737,000.

Valuation of Inventory

Inventories, consisting of new vehicles, are stated at the lower of cost or net realizable value on a specific identification basis. Parts and accessories inventories are stated at the weighted average cost. Used vehicles and other inventories are stated at the lower of cost or wholesale net realizable values on a specific identification basis, as determined by management.

Accounting for Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. The accounting standard update originally required the use of a modified retrospective approach reflecting the application of the standard to the leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements with the option to elect certain practical expedients. A subsequent amendment to the standard provides an additional and optional transition method that allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. RideNow adopted this accounting standard effective January 1, 2018, using the optional transition method with no restatement of comparative periods.

RideNow elected certain practical expedients available under the transition guidance within the new standard, which among other things, allowed it to carry forward the historical lease classification of RideNow’s existing leases. RideNow did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to RideNow. The new standard also provides practical expedients for an entity’s ongoing accounting. RideNow elected the short- term lease recognition exemption for all leases that qualify. As a result, for those leases that qualify, RideNow will not recognize ROU assets or lease liabilities, and RideNow did not recognize ROU asset or lease liabilities for existing short-term leases of those assets in transition. RideNow also elected the practical expedient to not separate lease and non-lease components of leases for the majority of RideNow classes of underlying assets.

Goodwill

RideNow acquisitions have resulted in the recording of goodwill and other intangible assets. Goodwill is an asset representing operational synergies, franchise rights and future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Other intangible assets represent non-compete agreements entered into with sellers from acquired businesses.

RideNow does not amortize goodwill. Goodwill is tested for impairment annually or more frequently when events or changes in circumstances indicate that impairment may have occurred. RideNow elected to perform a quantitative goodwill impairment test for its reporting units as of December 31, 2020 and 2019, and no goodwill impairment charges resulted from the testing.

Other intangible assets identified include non-compete agreements which are intangible assets with definite lives and are carried at the acquired fair values less accumulated amortization. The non-compete agreements are amortized over the estimate useful lives.

Key Operating Metrics

We regularly review a number of metrics, to evaluate our business, measure our progress, and make strategic decisions. Our key operating metrics reflect what we believe will be the key drivers of our business, including increasing brand awareness, maximizing the opportunity to source the purchase of low-cost pre-owned vehicles from consumers and dealers while enhancing the selection of vehicles we make available to our customers. Our key operating metrics also demonstrate our ability to translate these drivers into sales and to monetize these retail sales through a variety of product offerings.

Metric Segment (Non-Harley Dealerships)

	For the Three Months Ended March 31,
	2021	2020
New Vehicles
Vehicles sold	8,148	5,555
Day’s sales of inventory	51	178
Total new vehicle revenue	$121,841,537	$74,972,126
Gross profit per unit	$2,889	$1,539

Used Vehicles
Vehicles sold	1,772	1,775
Day’s sales of inventory	75	94
Total used vehicle revenue	$21,515,723	$17,148,972
Gross profit per vehicle	$2,378	$1,463

Harley-Davidson Segment

	For the Three Months Ended March 31,
	2021	2020
New Vehicles
Vehicles sold	880	691
Day’s sales of inventory	64	139
Total new vehicle revenue	$21,415,489	$16,774,403
Gross profit per unit	$4,932	$4,037

Used Vehicles
Vehicles sold	1,094	1,190
Day’s sales of inventory	57	88
Total used vehicle revenue	$17,472,548	$21,787,762
Gross profit per vehicle	$2,769	$1,843

Vehicles Sold

We define vehicles sold as the number of new and used retail vehicles sold to consumers in each period. We view vehicles sold as a key measure for several reasons. First, vehicles sold is the primary driver of our revenue and, indirectly, gross profit, since vehicle sales enable multiple complementary revenue streams, including financing, vehicle service contracts, additional parts and accessories and trade-ins. Second, vehicles sold increases the base of available customers for referrals and repeat sales. Third, vehicles sold is an indicator of our ability to retain and capture market share from our competitors.

Days Sales of Inventory

We define Day’s Sales of Inventory (DSI) as the average time in days that it takes to turn our vehicle inventory. In other words, this metric represents how many days our current stock of inventory will last. We view days sales of inventory as a useful metric due to its impact on vehicle average gross profit per unit and flooring costs. It also helps with forecasting, open-to-buy procurement strategies and simply understanding if we have enough inventory to meet the demand.

Total Vehicle Revenue

Total vehicle revenue is comprised of new and used vehicle sales. We sell vehicles primarily direct to consumer onsite at our dealerships (bricks and mortar) as well as online. Factors primarily affecting total vehicle sales are availability of inventory from OEMs as well as availability of consumer finance. The effects of COVID-19 accelerated vehicle sales in 2020 and we expect that to continue through 2021 dependent upon available inventory and consumer finance.

Gross Profit Per Unit

Gross profit is generated on new and used vehicle sales from the difference between the vehicle selling price and our cost associated with acquiring the vehicle and preparation for sale.

Components of Results of Operations

Revenue from Contracts with Customers

New and Used Recreational Vehicles

RideNow sells new and used recreational vehicles. The transaction price for a recreational vehicle sale is determined with the customer at the time of sale. Customers often trade in their own recreational vehicle to apply toward the purchase of a retail new or used recreational vehicle. The “trade-in” recreational vehicle is a type of noncash consideration measured at fair value, based on external and internal market data for a specific recreational vehicle, and applied as payment of the contract price for the purchased recreational vehicle.

When RideNow sells a new or used recreational vehicle, transfer of control typically occurs at a point in time upon delivery of the vehicle to the customer, which is generally at the time of sale, as the customer is able to direct the use of and obtain substantially all benefits from the recreational vehicle at such time. RideNow does not directly finance its customer’s purchases or provide leasing. In many cases, RideNow arranges third- party financing for the retail sale or lease of recreational vehicles to customers in exchange for a fee paid to RideNow by a third-party financial institution. RideNow receives payment directly from the customer at the time of sale or from a third-party financial institution (referred to as contracts-in-transit) within a short period of time following the sale. RideNow establishes provisions, which are not significant, for estimated returns and warranties on the basis of both historical information and current trends.

Parts and Service

RideNow sells parts and vehicle services related to customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended service contracts, and collision-related repairs. RideNow also sells parts through wholesale and retail counter channels.

Each repair and maintenance service is a single performance obligation that includes both the parts and labor associated with the vehicle service. Payment for each vehicle service work is typically due upon completion of the service, which is generally completed within a short period from contract inception. The transaction price for repair and maintenance services is based on the parts used, the number of labor hours applied, and standardized hourly labor rates. The performance obligation for repair and maintenance service are satisfied over time and create an asset with no alternative use and with an enforceable right to payment for performance completed to date. Revenue is recognized over time based on a direct measurement of labor hours, parts and accessories that are allocated to open service and repair orders at the end of each reporting period. As a practical expedient, the time value of money is not considered since repair and maintenance service contracts have a duration of one year or less. The transaction price for wholesale and retail counter parts sales is determined at the time of sale based on the quantity and price of each product purchased. Payment is typically due at time of sale, or within a short period following the sale. RideNow establishes provisions, which are not significant, for estimated parts returns based on historical information and current trends. Delivery method of wholesale and retail counter parts vary.

RideNow generally considers control of wholesale and retail counter parts to transfer when the products are shipped, which typically occurs the same day as or within a few days of sale. RideNow also offers customer loyalty points for parts and services for select franchises. RideNow satisfies its performance obligations and recognizes revenue when the loyalty points are redeemed. Amounts deferred related to the customer loyalty programs are insignificant.

Finance and Insurance

RideNow sells and receives commissions on the following types of finance and insurance products: extended service contracts, maintenance programs, guaranteed auto protection, tire and wheel protection, and theft protection products, among others. RideNow offers products that are sold and administered by independent third parties, including the vehicle manufacturers’ captive finance subsidiaries.

Pursuant to the arrangements with these third-party providers, RideNow sells the products on a commission basis. For the majority of finance and insurance product sales, RideNow’s performance obligation is to arrange for the provision of goods and services by another party. RideNow’s performance obligation is satisfied when this arrangement is made, which is when the finance and insurance product is delivered to the end customer, generally at the time of the vehicle sale. As agent, RideNow recognizes revenue in the amount of any fee or commission to which it expects to be entitled, which is the net amount of consideration that it retains after paying the third-party provider the consideration received in exchange for the goods or services to be fulfilled by that party.

RideNow’s customers are concentrated in the Sunbelt region. There are no significant judgements or estimates required in determining the satisfaction of the performance obligations or the transaction priced at a point-in-time, costs to obtain the customer (i.e. commissions) do not require capitalization.

Cost of Sales

Cost of sales includes the cost to acquire, recondition, and transport recreational vehicles associated with preparing them for resale. Vehicle acquisition costs are driven by the mix of vehicles we acquire, the source of those vehicles, and supply-and-demand dynamics in the wholesale vehicle market. Reconditioning costs consist of direct costs, including parts, labor, and third-party repair expenses directly attributable to specific vehicles. Transportation costs consist of costs incurred to transport the vehicles from the point of acquisition. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Gross Profit

Vehicle gross profit is the vehicle sales price minus our cost of sales associated with the vehicles sold.

Used Vehicle Gross Profit.

Gross Profit from Sales of Service, Parts and Other Revenue represents the sales price for those products and services minus the labor and material costs associated with those sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs and expenses for compensation and benefits, advertising and marketing, rent and other facility expenses and other corporate overhead expenses, including expenses associated with information technology, insurance, legal, accounting, finance, and business development. Selling, general and administrative expenses also include the transportation cost associated with selling vehicles but exclude the cost of reconditioning, inspecting, and similar costs which are included in cost of revenue. Subject to the impact of the COVID-19 pandemic and our efforts to preserve liquidity as described elsewhere in this MD&A, we expect selling, general and administrative expenses will continue to increase in future periods as we execute and aggressively expand our business through increased marketing spending and the addition of management and support personnel to ensure we adequately develop and maintain operational, financial and management controls as well as our reporting systems and procedures, but we anticipate selling, general and administrative expenses will decline as a percentage of revenue.

Interest Expense

Interest expense includes interest incurred on floor plan financing and notes payable.

Other (Income) Expense

Other (income) expense includes miscellaneous income for interest earned, cash discounts earned, vending income, cash-back incentives, cash over and short, gains and losses on capital asset disposals and other non-operating additions and deductions from income.

Seasonality

The volume of vehicles sold will generally fluctuate from quarter-to-quarter. This seasonality is caused by several factors including weather, the timing of vehicles available for sale from the OEM’s or selling consumers, the quality of vehicles, temperature, and weather in the state where the dealership is located. Warmer weather locations typically experience less seasonality than colder weather locations when it comes to motorcycle sales. As a result, revenue and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower sales as well as additional costs associated with the holidays and winter weather.

Results of Operations

The following table provides the results of operations for the quarters ended March 31, 2021 and 2020, including key financial information relating to our business and operations. The financial information should be read in conjunction with our Condensed Combined Financial Statements for the three months ended March 31, 2021, which are included in this report.

	For the Three-Months Ended March 31,
	2021	2020	Change
Revenue:
New vehicles	$143,257,024	$91,746,529	$51,510,495
Used vehicles	38,988,272	38,936,734	51,538
Service, parts and others	43,529,102	36,724,157	6,804,945
Finance and insurance	19,407,653	14,378,808	5,028,845
Total revenue	245,182,051	181,786,228	63,395,823

Cost of Sales
New vehicles	115,378,848	80,406,382	34,972,466
Used vehicles	31,746,228	34,146,250	(2,400,022)
Service, parts and others	23,476,601	19,197,651	4,278,950
Total cost of sales	170,601,677	133,750,283	36,851,394

Gross profit	74,580,374	48,035,945	26,544,429

Selling, general and administrative expenses	43,111,337	35,469,797	7,641,540

Depreciation and amortization expenses	813,507	871,389	(57,882)

Operating income	30,655,530	11,694,759	18,960,771

Other Income (Expense)
Floor plan interest	(491,915)	(1,247,326)	755,411
Interest expense-other	(215,698)	(352,464)	136,766
Interest income	163,807	269,946	(106,139)
Total other income (expense)	568,870	378,350	190,520
Total other (expense)	25,064	(951,494)	976,558

Net Income	$30,680,594	$10,743,265	$19,937,329

Revenue and Gross Profit

Metric Segment

	For the Three-Months Ended March 31,
	2021	2020	Change
Vehicles sold:
New vehicles	8,148	5,555	2,593
Used vehicles	1,772	1,775	(3)
Total vehicles sold	9,920	7,330	2,590

Revenue
New vehicles	$121,841,537	$74,972,126	$46,869,411
Used Vehicles	21,515,723	17,148,972	4,366,751
Service, parts and others	30,007,741	23,455,298	6,552,443
Finance and insurance	15,596,893	11,140,105	5,733,359
Total revenue	$188,961,894	$126,716,501	$62,664,580

Gross profit
New vehicles	$23,537,568	$8,550,688	$14,986,880
Used Vehicles	4,213,219	2,597,110	1,616,109
Service, parts and others	13,907,304	11,051,226	2,856,078
Finance and insurance	15,597,561	11063.799	4,533,762
Total gross profit	$57,255,652	$33.262.823	$23,992,829

Revenue per Vehicle
New vehicles	$14,954	$13,496	$1,458
Used Vehicles	$12,142	$9,661	$2,481
Service, parts and others	$3,025	$3,200	$(175)
Finance and insurance	$1,572	$1,520	$52
Total revenue per vehicle	$19,049	$17,287	$1,762

Gross profit per Vehicle
New vehicles	$2,889	$1,539	$1,350
Used Vehicles	$2,378	$1,463	$915
Service, parts and others	$1,402	$1,508	$(106)
Finance and insurance	$1,572	$1,509	$63
Total gross profit	$5,772	$4,538	$1,234

Harley-Davidson Segment

	For the Three-Months Ended March 31,
	2021	2020	Change
Vehicles sold:
New vehicles	880	691	189
Used vehicles	1,094	1,190	(96)
Total vehicles sold	1,974	1,881	93

Revenue
New vehicles	$21,415,489	$16,774,403	$4,641,086
Used Vehicles	17,472,548	21,787,762	(4,315,214)
Service, parts and others	13,521,361	13,268,859	252,502
Finance and insurance	3,810,759	3,817,567	(6,808)
Total revenue	$56,220,157	$55,648,591	$571,566

Gross profit
New vehicles	$4,339,941	$2,789,459	$1,550,482
Used Vehicles	3,028,821	2,193,374	835,447
Service, parts and others	6,145,200	5,896,416	511,474
Finance and insurance	3,810,760	3,893,873	(83,113)
Total gross profit	$17,324,722	$14,773,122	$2,551,600

Revenue per Vehicle
New vehicles	$24,336	$24,276	$60
Used Vehicles	$15,971	$18,309	$(2,338)
Service, parts and others	$6,850	$7,054	$(204)
Finance and insurance	$1,930	$1,945	$(15)
Total revenue per vehicle	$28,480	$29,585	$(1,105)

Gross profit per Vehicle
New vehicles	$4,932	$4,037	$895
Used Vehicles	$2,769	$1,843	$926
Service, parts and others	$3,113	$3,135	$(22)
Finance and insurance	$1,930	$2,070	$(140)
Total gross profit	$8,776	$7,854	$922

Revenue

First Quarter 2021 compared to First Quarter 2020

Total revenue increased $63,395,823 to $245,182,051 compared to $181,786,228 in 2020. The increase was primarily due to an increase of 51,510,495 in new vehicle sales plus and increase of $6,804,945 in sales of service, parts and other income and an increase of $5,028,845 in finance and insurance income. The increase was primarily attributable to an increase of 2,593 in the number of new vehicles that were sold to 8,148 compared to 5,555 in 2020 offset by a slight decrease of $84 total revenue per vehicle sold to $24,716 compared to $24,800 in 2020.

Total new vehicle sales increased $51,510,497 to $143,257,026 compared to $91,746,529 in 2020. $40,864,798 of this increase resulted from an increase of 2,782 in new vehicles sold to 9,028 compared to 6,246 for 2020. The balance of the increase of $10,645,699 was primarily attributable to an increase in the average selling price per vehicle of $878 to $20,614 compared to 19,736 for 2020. Substantially all new vehicle categories were up in the first quarter of 2021 compared to 2020. The largest increase was driven by the Utility Vehicle Market (or side-by-side) which increased 58.8% or $23,409,406 over the first quarter 2020. There continues to be strong demand for this product, particularly the sport models in Arizona, Nevada and Florida where families can have fun socially distancing on the vast amounts of public land available.

Total used vehicle sales increased $51,537 to $38,988,271 compared to $38,936,734 in 2020. The increase was due to an increase in average selling price per vehicle of $472 offset by a decrease in the number of vehicles sold to 2,866 compared to 2,965 in 2020. The increase in price is attributable to the increase in demand along with the lack of available product which has driven prices higher in 2021.

Total service, parts and other income increased $6,804,945 to $43,529,102 compared to $36,724,157 in 2020. This was primarily due to the 2,683, increase in vehicles sold in 2021. Service revenue increased $1,755,433 while parts accessories and apparel income increased $5,049,512. The average service, parts and other income per vehicle decreased $327 to $3,660 compared to $3,987 in 2020 due to the significant increase in vehicles sold in 2021 which serves as the denominator in this metric.

Total finance and insurance income increased $5,208,844 to $19,407,653 compared to $14,378,808 in 2020. This was primarily due to the 2,683, increase in vehicles sold in 2021. This increase resulted from an increase of sales of extended maintenance and service contracts of $1,520,542 documentation fees of $1,415,602, prepaid maintenance of $1,153,747 and finance income and other products of $938,954.

Metric Segment (Non-Harley-Davidson) total revenue increased 62,245,393 to $188,961,894 compared to $126,716,501 in 2020. The increase was primarily attributable to the sale of 9,920 vehicles, which was 2,590 more vehicles sold than the 7,330 vehicles that were sold in 2020. In addition, the overall average revenue per vehicle sold increased $1,762 to $19,049 compared to $17,287 in 2020. This increase in revenue included $46,869,411 from the sale of new vehicles at an average sales price per vehicle of $14,954 compared to $13,496 in 2020. Revenue from used vehicle sales increased $4,366,751 at an average sales price per vehicle of $12,142 compared to $9,661 in 2020. Sales of service, parts and other income increased $6,552,443 and sale of finance and insurance products increased $4,875,975.

Harley-Davidson total revenue increased $571,566 to $56,220,157 compared to $55,648,591 in 2020. The increase was primarily attributable to an increase in new vehicle sales of $4,641,086 at an average sales price per vehicle of $24,336 compared to $24,276 in 2020, offset by a decrease of $4,315,214 in used vehicle sales at an average sales price of $15,971 compared to $18,309 in 2020. Sales of service, parts and other income increased $252,502 and sales of finance and insurance products decreased $6,808.

Gross Profit

Total gross profit increased $27,123,293 to $74,580,374 compared to $47,457,081 in 2020. The increase was primarily due to an increase in gross profit of $16,538,029 and $2,451,560 from new and used vehicle sales, respectively, plus an increase of $2,525,995 in sales of service, parts and other income and an increase of $5,028,844 in finance and insurance income. The increase was primarily attributable to an increase of 2,683 in the number of new and used vehicles that were sold to 11,894 compared to 9,211 in 2020 and an increase in the total gross margin to 30.0% compared to 26.0% in 2020.

The gross profit on new vehicle sales increased $16,538,029 to $27,878,176 compared to $11,340,147 in 2020. $8,590,816 of this increase resulted from an increase of 2,782 in vehicles sold to 9,028 compared to 6,246 for 2020. The balance of the increase of $7,947,213 was primarily attributable to the increase in the gross margin to 19.5% compared to 12.4% in 2020. This increase resulted from an increase in the average selling price per vehicle of $1,179 to $15,868 compared to 14,689 in 2020 and a change in the vehicle mix sold. Off-road vehicle sales accounted for 62.3% of new vehicle sales in 2021 compared to 57.7% in 2020 and the gross margin on these sales were 19.8% in 2021 compared to 10.5% in 2020.

The gross profit on used vehicle sales increased $2,451,560 to $7,242,044 compared to $4,790,484 in 2020. $2,701,729 of this increase was attributable to an increase in the gross margin on vehicles sold to 18.6% compared to 12.3% for 2020 offset by a decrease of $250,169 due a reduction in the number of used vehicles sold of 99 to 2,866 compared to 2,965 in 2020. The increase the gross margin was due to an increase in the average selling price per vehicle of $472 to $13,604 compared to $13,132 in 2020 and the change in mix of vehicles sold. Off-road vehicle sales accounted for 21.1% of used vehicle sales in 2021 compared to 29.3% in 2020 and the gross margin on these sales were 20.0% in 2021 compared to 9.2% in 2020.

Total gross profit on service, parts and other income increased $2,525,995 to $20,052,501 compared to $17,526,506 in 2020. This was primarily due to the 2,683, increase in vehicles sold in 2021 offset by a reduction of $154 in the average gross profit per vehicle sold to $1,686 compared to $1,840 in 2020. The average gross margin on service income was 76.8% compared to 75.6% in 2020 and the average gross margin on parts and accessories was 31.4% compared to 31.3% in 2020.

Total finance and insurance gross profit increased $5,208,844 to $19,407,653 compared to $14,378,808 in 2020. This was primarily due to the 2,683, increase in vehicles sold in 2021. This increase resulted from an increase of sales of extended maintenance and service contracts of $1,520,542 documentation fees of $1,415,602, prepaid maintenance of $1,153,747 and finance income and other products of $938,954.

Metric Segment (Non-Harley-Davidson) total gross profit increased $23,992,829 to $57,255,652 compared to $33,262,823 in 2020. $7,491,177 of this increase was attributable to the increase of 2,590 in vehicles sold to 9,920 compared to 7,330 in 2020. $9,118,946 of the increase is due to an increase in the gross margin on new and used vehicle sales to 19.4% compared to 12.1% in 2020, an increase in the gross profit on sales of service, parts and other income of $2,856,078, and an increase in sales of finance and insurance products of $4,533,762. The overall gross margin from sales by the Metric Segment increased to 30.3% compared to 26.2% in 2020.

Harley-Davidson Segment total gross profit increased $2,551,600 to $17,324,722 compared to $14,773,122 in 2020. The increase was primarily attributable to an increase in the gross profit on new and used vehicle sales of $1,550,482 and $855,447, respectively, plus an increase in the gross profit from sales of service, parts and other income of $248,784 offset a decrease in the gross profit from sales of finance and insurance products of $(83,113) The overall gross margin increased to 30.8% compared to 26.5% in 2019.

Selling, General and Administrative Expenses

	For the Three-Months Ended March 31,
	2021	2020	Change
Compensation and related costs	$28,920,646	$22,594,089	$6,326,557
Advertising and marketing	1,846,627	1,603,514	243,113
Other selling expenses	1,574,919	1,302,830	272,089
Professional fees	447,728	362,532	85,196
Facility expenses	7,328,847	6,946,120	382,727
General and administrative expenses	2,992,570	2,660,712	331,858
	$43,111,337	$35,469,797	$7,641,540

Selling, general and administrative expenses increased by $7,641,540 to $43,111,337 (17.6% of total revenue) compared to $35,469,797 (19.5% of total revenue) in 2020. The increase primarily resulted from an increase of $6,326,557 in compensation and related costs. The increase in compensation and related costs includes an increase in sales commissions of $3,949,026 as a result of the increased sales in 2021 compared to 2020. A small portion of the increase was also due to a reduction in workforce that occurred towards the end of March 2020 due to the COVID-19 pandemic. In the third week of March 2020, we furloughed 284 of our staff. We quickly brought everyone back that would come back which equaled 250 employees in May as we learned the COVID-19 pandemic was increasing the demand for our vehicles. The increase in advertising, marketing and other selling expenses was directly attributable to the increase in sales. During the three months ended March 31, 2021 we purchased additional online and digital marketing with increases in SEO/SEM and paid search. The increase in facilities expenses was primarily related to an increase in warehouse space in order to handle the growing UTV (side by side) market as these vehicles are the size of automobiles. The increase in general and administrative expenses is primarily due to an increase in costs related to our technology platform of $233,023.

Depreciation and Amortization

Depreciation and Amortization decreased by $67,882 to $803,507 (0.33% of total revenue) compared to $871,389 (0.48% of total revenue) in 2020

Interest Expense

Floor plan interest expense decreased $755,411 to $491,915 in 2021 compared to $1,247,326 in 2020 due to significantly lower new inventory as demand outpaced supply in the first quarter 2021 compared to 2020. New inventory value and days supply are the leading indicators for floorplan interest expense. New inventory was down $103,656,764 from $168,025,252 to $64,368,488 and Days supply (DSI) was down to 53 days versus 170 in the prior year.

Liquidity and Capital Resources

	3/31/2021	12/31/2020
Cash and Cash Equivalents	$4,337,169	$3,905,686)
Cash sweep account balance (1)	66,416,689	56,521,530
Availability under short-term revolving line of credit	19,000,000	19,000,000
Availability under floor plan notes	192,344,675	186,325,321
	$282,098,533	$265,752,537

(1)	RideNow is a participant in a Cash Sweep Account arrangement with a bank and its affiliates. The Cash Sweep Account combines the cash balances of all the participating affiliates and invests excess cash on a daily basis. Interest is paid to each participant based on the average cash balance in the Cash Sweep account over the course of the year. Any participant that develops an overdraft cash balance is charged interest. For the three months ended March 31, 2021 and 2020, the Cash Sweep Account was earning interest at 1.10% and 3.11%, respectively, and for overdraft balances, the interest charged was 3.25% and 3.50%, respectively.

Our capital allocation strategy focuses on growing long-term value for our owners and shareholders. We invest capital in our business to maintain and upgrade existing facilities as well as other strategic and technology initiatives. We also deploy capital opportunistically to complete acquisitions and improve facilities of newly acquired dealerships. For the three months ended March 31, 2021 and 2020 the following table summarizes our capital expenditures:

	3/31/2021	3/31/2020
Purchases of property and equipment	$347,927	$2,774,476
Purchases of net assts through business combinations	-	-
Proceeds from sale of property and equipment	(61,758)	-
	$286,169	$218,286

As of March 31, 2021, and December 31, 2020, excluding lease liabilities, the outstanding principal amount of indebtedness as $95,135,652 and $101,947,256, respectively, are summarized in the table below. See Notes to our Condensed Combined Financial Statements as of March 31, 2021 included in this report and Notes to our audited Combined Financial Statements as of December 31, 2020, which were included in RumbleOn’s Form 8-K that was filed on April 8, 2021.

	3/31/2021	12/31/2020
Asset-Based Financing:
Floor plan notes payable	$62,514,325	$68,533,679
Total asset-based lending	62,514,325	68,533,679
Notes payable-related parties	7,285,322	7,411,322
Notes payable-PPP loans	19,039,229	19,039,229
Notes payable-other	6,296,776	6,963,026
	$95,135,652	$101,947,256

The following table sets for a summary of our cash flows for the three months ended March 31, 2021, and 2020:

	For the Three Months Ended March 31,
	2021	2020	Change
Net cash (used in) provide by operating activities	$(12,864,897)	$9,211,195	$(22,076,092)
Net cash (used in) investing activities	(286,169)	(218,286)	(67,883)
Net cash (used in) financing activities	(14,374,049)	(20,917,814)	6,543,674
Net increase (decrease) in cash	$(27,525,115)	$(11,924,814)	$(15,600,301)

Operating Activities

Our primary sources of operating cash flows result from the sales of new and used vehicles and ancillary products and services and our floor plans. Our primary uses of cash from operating activities are purchases of inventory, personnel-related expenses, selling expenses, facility costs and other administrative expenses. For the three months ended March 31, 2021, and 2020, the net cash (used in) or provided by operating activities was $(12,864,897), and $9,211,195, respectively. In 2021 the principal reasons for the decrease in cash from operating activities was the increase in accounts receivable-related parties of $32,227,071 and reduction in the floor plan liabilities of $16,914,758. The increase in accounts receivable-related parties is a result of an increase in the sweep account balance to $66,416,689 compared to $14,903,590 on March 31, 2020.

Investing Activities

Net cash used in investing activities consists primarily of cash used in capital additions. For the three months ended March 31, 2021, cash used in investing activities increased $67,883 to $286,169 compared to $218,286 for the three months ended March 31, 2020.

Financing Activities

Cash flows from financing activities primarily relate to our short and long-term borrowing activity and contributions/distributions to or from the owners. In addition, for the three months ended March 31, 2020, there were borrowings under the Company’s revolving line of credit of $16,000,000. That line of credit was completely paid down during the year ended December 31, 2020, and there were not borrowings during the three months ended March 31, 2021.